ALLIANCEBERNSTEIN GLOBAL HEALTH CARE FUND, INC.



RESOLVED, that the Board hereby approves the filing of a post-effective amendment of the Fund's registration statement that reflects: (i) a change of the Fund's name to "AllianceBernstein Global Health Care Fund, Inc."; and (ii) revisions to the Fund's non-fundamental investment policies so that the Fund may invest without limit in foreign securities, issuers located in any one foreign country and securities of issuers located in emerging market countries.